August 24, 2006

Mail Stop 4561

Mr. Patrick Carroll
Chief Financial Officer
Lexington Corporate Properties Trust
One Penn Plaza, Suite 4015
New York, NY 10119

Re: Lexington Corporate Properties Trust
Form 10-K for the year ended December 31, 2005
Filed March 14, 2006
Form 8-K/A dated April 13, 2005
Filed June 29, 2005
File No. 1-12386

Dear Mr. Carroll:

We have reviewed your response letter dated August 15, 2006 and have the following additional comment. As previously stated, this comment requires amendment to the referenced filing previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 57

1. We have read your response to prior comment 2 and continue to believe that distributions from non-consolidated entities in excess of cumulative earnings should be classified as an investing activity under paragraph 16 of SFAS 95. Please revise your presentation accordingly.

* * * *

Mr. Patrick Carroll
Lexington Corporate Properties Trust
August 24, 2006
Page 2

       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief